Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kitov Pharmaceuticals Holdings Ltd:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated July 19, 2015 contains an explanatory paragraph that states that the Company’s recurring losses from operations and negative cash flows, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and consolidating information do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member firm of KPMG International

Tel Aviv, Israel

November 17, 2015